UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)
                   Under the Securities Exchange Act of 1934 *

                             MARKETSPAN CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    57061V07
                                    --------
                                 (CUSIP Number)

                Norris Nissim                    Matthew Nimetz
          John A. Levin & Co., Inc.           Paul, Weiss, Rifkind,
            One Rockefeller Plaza              Wharton & Garrison
             New York, New York            1285 Avenue of the Americas
                    10020                   New York, New York 10019-
               (212) 332-8400                         6064
                                                 (212) 373-3000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 October 9, 1998
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                           Exhibit Index is at Page 10

CUSIP NO. 57061V107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Levin & Co., Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              615,392 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  4,905,261 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              606,676 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              7,046,936 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,653,612 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%

14       TYPE OF REPORTING PERSON

         IA

CUSIP NO. 57061V107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baker, Fentress & Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              615,392 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  4,905,261 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              606,676 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              7,046,936 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,653,612 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%

14       TYPE OF REPORTING PERSON

         IV

                               AMENDMENT NO. 3 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 4.  Purpose of Transaction

Since the filing by John A. Levin & Co., Inc. ("Levco") of Amendment No. 2 to
Schedule 13D on August 10, 1998 ("Amendment No. 2"), representatives of Levco have continued to engage in discussions with representatives of MarketSpan Corporation ("MarketSpan") regarding the governance proposals and other matters summarized in Amendment No. 2, Amendment No. 1 to Schedule 13D (filed by Levco on July 29, 1998), a letter to the Board of Directors of MarketSpan (Exhibit
99.3 to such Amendment No. 1) and Schedule 13D (filed by Levco on July 28,
1998). Levco continues to believe that the course of conduct it has requested the Board of Directors and management of MarketSpan to pursue, which is summarized in the documents referenced above, is in the best interests of MarketSpan's shareholders and consumers. Because management of MarketSpan has not committed to repurchase more than 10% of the outstanding Common Stock of MarketSpan ("Common Stock"), Levco sold 3,433,744 shares of Common Stock, as described in this Amendment No. 3 to Schedule 13D. Levco will continue to closely monitor developments at MarketSpan and, depending on its evaluation of MarketSpan's business and prospects, and upon future developments (including market prices for the Common Stock, availability and alternative uses of funds, management's business plan, conditions in the securities markets and general economic and industry conditions), Levco may acquire additional shares of Common Stock or other securities of MarketSpan, sell all or a portion of its shares of Common Stock or other securities of MarketSpan, now owned or hereafter acquired, or maintain its position at current levels.

Item 5.  Interest in Securities of Issuer

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this Amendment No.3 to Schedule 13D are hereby incorporated by reference in response to this Item 5.

The number of shares of Common Stock, average price per share and trading dates for all transactions in the Common Stock by Levco since August 3, 1998 are as follows:


No. Of Shares              Average Price              Date              Buy/Sell
-------------              -------------              ----              --------
      125,354                    28.6318              8/3                  by
       62,727                    28.4196              8/4                  by
          247                    28.7084              8/4                  sl
       29,345                    27.7527              8/5                  by
        3,037                    27.7051              8/5                  sl
      229,983                    27.3652              8/6                  by
      731,170                    27.9767              8/7                  by
        1,061                    27.8088              8/10                 by
          182                    27.8124              8/10                 sl
        1,003                    27.6886              8/11                 by
      568,463                    27.5076              8/12                 by
           29                    27.4895              8/12                 sl
        1,336                    27.7448              8/13                 by
        2,184                    27.7484              8/13                 sl
       88,982                    27.6662              8/14                 by
        1,757                    27.9500              8/17                 by

No. Of Shares              Average Price              Date              Buy/Sell
-------------              -------------              ----              --------
        2,951                    27.9281              8/17                 sl
        2,094                    28.4461              8/18                 by
        7,023                    28.3775              8/18                 sl
        5,505                    28.7459              8/19                 by
        1,327                    28.7405              8/20                 by
           68                    28.8597              8/20                 sl
        3,838                    28.5850              8/21                 by
          111                    27.8980              8/21                 sl
        2,887                    30.0446              8/24                 by
        2,492                    29.3118              8/25                 by
        1,958                    29.4041              8/25                 sl
        2,960                    29.5540              8/26                 by
          213                    29.0647              8/26                 sl
        1,433                    28.7489              8/27                 by
           52                    28.7903              8/27                 sl
          976                    28.1881              8/28                 by
          330                    28.0717              8/28                 sl
        6,188                    28.0000              8/31                 by
          862                    27.7506              8/31                 sl
       77,741                    27.3199              9/1                  by
       14,828                    26.7602              9/1                  sl
        2,697                    26.9374              9/2                  by
          698                    26.8622              9/2                  sl
        3,479                    26,9811              9/3                  by
          335                    26.7774              9/3                  sl
          657                    26.9301              9/4                  by
          230                    27.1397              9/4                  sl
        1,485                    27.0000              9/8                  by

No. Of Shares              Average Price              Date              Buy/Sell
-------------              -------------              ----              --------
          168                    26.9286              9/8                  sl
        1,886                    26.9330              9/9                  by
        2,236                    26.8536              9/9                  sl
        1,222                    26.4901              9/10                 by
        2,241                    26.4344              9/10                 sl
        7,223                    25.7804              9/11                 by
          385                    25.7921              9/11                 sl
        2,337                    26.9381              9/14                 by
        1,078                    26.6599              9/14                 sl
        3,542                    26.1265              9/15                 by
          600                    26.5000              9/15                 sl
        1,144                    26.3524              9/16                 by
          407                    26.3363              9/16                 sl
        2,593                    26.2462              9/17                 by
          147                    26.0094              9/17                 sl
       17,278                    26.3760              9/18                 by
          309                    26.3508              9/18                 sl
        2,173                    27.0282              9/21                 by
           89                    26.7930              9/21                 sl
        2,303                    27.0000              9/22                 by
        2,180                    26.6947              9/23                 by
          138                    26.6887              9/23                 sl
        2,491                    26.8560              9/24                 by
          184                    26.8876              9/24                 sl
        1,022                    26.9383              9/25                 by
       30,384                    26.8741              9/25                 sl
        1,216                    27.5164              9/28                 by
       31,835                    27.3188              9/28                 sl

No. Of Shares              Average Price              Date              Buy/Sell
-------------              -------------              ----              --------
        1,706                    28.6874              9/29                 by
        2,407                    28.4468              9/29                 sl
        1,744                    29.0000              9/30                 by
       11,777                    29.2410              9/30                 sl
        1,779                    29.8776              10/1                 by
        1,386                    29.8149              10/1                 sl
        2,874                    30.4946              10/2                 by
        6,349                    30.2512              10/2                 sl
        1,330                    30.9471              10/5                 by
        1,722                    30.5149              10/5                 sl
        2,730                    31.3089              10/6                 by
        2,426                    31.2252              10/6                 sl
        3,465                    31.7262              10/7                 by
        2,971                    31.5420              10/7                 sl
          394                    30.6245              10/8                 by
          694                    30.8742              10/8                 sl
        3,027                    31.0375              10/9                 by
    3,433,744                    30.9919              10/9                 sl


All such transactions were open market transactions and were effected on the New York Stock Exchange.

The shares of Common Stock held by Levco are held for the benefit of its investment advisory clients, including Baker Fentress & Company ("BKF"). Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such person has any of the foregoing rights with respect to more than 5% of the Common Stock.

On October 9, 1998, Levco and BKF ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 7.  Exhibits

         The following are filed herewith as exhibits to this Schedule 13D:

             99.2   Joint Filing Agreement dated as of October 14, 1998.

                                    SIGNATURE


         After reasonable inquiry and to their best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 1998

                                            JOHN A. LEVIN & CO., INC.

                                            By: /s/ John A. Levin
                                            ---------------------
                                            John A. Levin
                                            Chairman and Chief Executive Officer


                                            BAKER, FENTRESS & CO., INC.

                                            By: /s/ John A. Levin
                                            ---------------------
                                            John A. Levin
                                            President

                                INDEX TO EXHIBITS


          Exhibit No.       Description
          -----------       -----------
             99.2           Joint Filing Agreement dated as of October 14, 1998.